SEC MAIL PROCESSING SECTION
RECEIVED
FEB 2 8 2003
WASH D.C. 187

[redacted] GE COMMISSION
[redacted] 20549

03012173

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

[redacted] and Dealers
Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

8-35158

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

First Clearing Corporation

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

901 East Byrd Street 15th Floor
(No. and Street)

Richmond	VA	23219
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeffrey Harpel — (804)787-6901
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name -- if individual, state last, first, middle name)

KPMG LLP

401 South Tryon Street Suite 2300	Charlotte	NC	28202
(ADDRESS) Number and Street	City	State	Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 3 2003
THOMSON FINANCIAL

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Jeffrey K. Harpel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of First Clearing Corporation as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer except as follows:

Securities accounts of Principal Officers and Directors that are classified as customer accounts (debit $372,489, credits $1)

Name Jeffrey K. Harpel
Title Chief Financial Officer

Notary Public 11/30

This report ** contains (check all applicable boxes):

X	(a)	Facing Page
X	(b)	Statement of Financial Condition
	(c)	Statement of Income
	(d)	Statement of Cash Flows
	(e)	Statement of Changes in Stockholder's Equity of Partners' or Sole Proprietor's Capital
	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors
	(g)	Computation of Net Capital
	(h)	Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3
	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3
	(j)	A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3
		Schedule of Segregation Requirements and Funds in Segregation Pursuant to Commodity Exchange Act
	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X	(l)	An Oath or Affirmation
	(m)	A Copy of the SIPC Supplemental Report
	(n)	A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)

KPMG

401 South Tryon Street
Suite 2300
Charlotte, NC 28202-1911

Independent Auditors' Report

The Board of Directors
First Clearing Corporation:

We have audited the accompanying statement of financial condition of First Clearing Corporation (the Company), a wholly owned subsidiary of Wachovia Corporation, as of December 31, 2002, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit of a statement of financial condition includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit of a statement of financial condition also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of First Clearing Corporation as of December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

February 24, 2003

FIRST CLEARING CORPORATION
(A Wholly Owned Subsidiary of Wachovia Corporation)

Statement of Financial Condition

December 31, 2002

(In thousands, except per share data)

Assets		
Cash	$	238,959
Receivable from brokers, dealers and clearing organizations (note 2)		300,384
Receivable from customers (note 3)		2,408,508
Trading securities ($5,462 pledged as collateral) (note 4)		6,410
Equipment and leasehold improvements, net (note 5)		1,257
Exchange memberships (market value $555)		579
Other assets		73,693
Total assets	$	3,029,790
Liabilities and Stockholder's Equity		
Short-term borrowings (note 6)	$	137,808
Payable to brokers, dealers and clearing organizations (notes 2 and 9)		826,804
Payable to customers (note 3)		1,433,348
Securities sold, not yet purchased (note 4)		451
Income taxes payable, including deferred taxes of $2,239 (note 7)		5,958
Accounts payable and other liabilities (note 9)		63,270
Total liabilities		2,467,639
Stockholder's equity:		
Common stock ($10 par value. Authorized, issued, and outstanding 25,000 shares)		250
Additional paid-in capital		480,250
Retained earnings		81,651
Total stockholder's equity (note 8)		562,151
Commitments and contingent liabilities (notes 10 and 11)		
Total liabilities and stockholder's equity	$	3,029,790

See accompanying notes to statement of financial condition.

(1) Summary of Significant Accounting Policies

(a) Organization

First Clearing Corporation (the Company) is a wholly owned subsidiary of Wachovia Corporation (the Parent). The Company is registered as a broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the New York Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. The Company's primary activities are that of a clearing broker-dealer for affiliated subsidiaries of the Parent, and unaffiliated correspondent broker-dealers.

(b) Use of Estimates

The preparation of the statement of financial condition in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

(c) Securities Transactions

Customers' securities transactions are recorded on settlement date. Securities transactions of the Company are recorded on trade date. Trading securities and securities sold, not yet purchased are carried at market value.

(d) Retirement Benefit Plans

Substantially all employees with one year of service are eligible for participation in the noncontributory defined benefit pension plan and the matching savings plan of the Parent. In addition, the Parent provides postretirement benefits, principally health care, to employees and their beneficiaries and dependents. The Parent allocates expense to the Company for defined benefit pension plan, matching savings plan and postretirement benefits based on employee compensation of the Company and the total cost incurred with respect to the plans on a consolidated basis. The actuarial and plan asset information pertaining to the employees of the Company is not segregated in the Parent's pension and postretirement plan calculations and is therefore not available.

The Parent matches 100% of employee matching savings plan contributions up to 6% of eligible compensation, as defined.

(Continued)

(e) Income Taxes

The operating results of the Company are included in the consolidated federal income tax return of the Parent. The Company pays its allocation of income taxes to the Parent or receives payment from the parent to the extent tax benefits are realized. The Company files returns as part of combined or unitary state income tax return, with other subsidiaries of the Parent.

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(f) Exchange Memberships

Exchange memberships are recorded at cost or, if an other than temporary impairment in value has occurred, at a value that reflects management's estimate of the impairment.

(g) Securities – Lending Activities

Securities borrowed and securities loaned transactions are generally reported as collateralized financings. Securities borrowed transactions require the Company to deposit cash with the lender. With respect to securities loaned, the Company receives collateral in the form of cash in an amount generally in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional cash collateral obtained or refunded as necessary.

(h) Collateral

The Company has accepted securities as collateral for securities borrowed agreements and for credit extended to customers which it is permitted to repledge or sell. At December 31, 2002, the fair value of this collateral approximated $3,303,000,000, of which approximately $1,220,000,000 had been repledged or sold by the Company. The collateral is received primarily from other broker dealers and customers and is used by the Company primarily to enter into securities lending agreements and effectuate short sales made by customers.

(Continued)

(2) Receivable from and Payable to Brokers, Dealers and Clearing Organizations

Receivable from and payable to brokers, dealers and clearing organizations consist of the following at December 31, 2002:

		(In thousands)
Receivable from brokers, dealers and clearing organizations:		
Securities failed to deliver	$	64,927
Deposits paid for securities borrowed		155,905
Deposits with clearing organizations		37,354
Other		42,198
	$	300,384
Payable to brokers, dealers and clearing organizations:		
Securities failed to receive	$	58,786
Deposits received for securities loaned		712,996
Payable to fully disclosed broker dealers		55,022
	$	826,804

(3) Receivable from and Payable to Customers

The balances represent the net amounts receivable from and payable to customers in connection with normal cash and margin transactions.

(4) Trading Securities and Securities Sold, Not Yet Purchased

At December 31, 2002, trading securities and securities sold, not yet purchased consist of trading securities at market value, as follows:

		Trading securities (In thousands)	Securities sold, not yet purchased (In thousands)
U.S. Government and agency obligations	$	5,462	120
State and municipal government obligations		605	86
Corporate obligations		6	53
Equity securities		337	192
Total	$	6,410	451

U.S. Government obligations with a market value of $5,462,000 at December 31, 2002 have been pledged as collateral for deposits with clearing organizations.

(Continued)

(5) Equipment and Leasehold Improvements

Equipment and leasehold improvements consist of the following at December 31, 2002:

		(In thousands)
Furniture and equipment	$	3,144
Communications and computer equipment		12,598
Leasehold improvements		74
		15,816
Less accumulated depreciation and amortization		14,559
Equipment and leasehold improvements, net	$	1,257

(6) Short-term Borrowings

Short-term borrowings consist of the following at December 31, 2002:

		Amount outstanding (In thousands)	Market value of collateral (In thousands)
Non-interest bearing book overdrafts	$	137,808	—
Bank loans collateralized by customers' margin securities		—	—
Total	$	137,808	

Non-interest bearing book overdrafts represent amounts drawn by the Company against various banks and sight overdrafts under a sweep agreement with the banks. The amount of overdrafts due to related parties was $85,757,921 as of December 31, 2002.

At December 31, 2002, the Company had available $1,390,000,000 in secured and unsecured lines of credit with various unaffiliated banks and $750,000,000 with an affiliated bank. As of December 31, 2002, the Company had no balance outstanding on the affiliated line of credit and had no balance outstanding on the unaffiliated lines of credit. One of the Company's committed, secured lines of credit is a joint line of credit with an affiliate, Wachovia Securities, Inc., (WSI) for which the two entities may borrow collectively up to $300,000,000. At December 31, 2002, neither the Company nor the affiliate had a balance outstanding on this line of credit. This line of credit requires the Company to maintain certain covenants, primarily that net capital is as least $250,000,000 in excess of required net capital under SEC Rule 15c3-1 and the ratio of net capital to aggregate debit items is not less than 6%. As of December 31, 2002, the Company was in compliance with all covenants.

Bank loans collateralized by customers' margin securities generally bear interest at a rate that varies with the federal funds rate and are payable on demand.

(7) Income Taxes

The sources and tax effects of temporary differences that give rise to significant portions of deferred tax assets and liabilities for the year ended December 31, 2002 are presented below.

Deferred income tax assets (liabilities):		(In thousands)
Deferred compensation	$	389
Accrued expenses, deductible when paid		300
Depreciation		234
Deferred income tax assets		923
Prepaid pension assets		(3,139)
Other		(23)
Deferred income tax liabilities		(3,162)
Net deferred income tax liabilities	$	(2,239)

The realization of deferred tax assets may be based on utilization of carrybacks to prior taxable periods, anticipation of future taxable income in certain periods and the utilization of tax planning strategies. Management has determined that it is more likely than not that the deferred tax asset can be supported by carrybacks to federal taxable income in the two-year federal carryback period and by expected future taxable income which will exceed amounts necessary to fully realize remaining deferred tax resulting from the scheduling of temporary differences.

The Internal Revenue Service (the IRS) is currently examining the Parent's federal income tax returns for the years 1997 through 1999. In addition, in November 2001, the IRS issued reports related to the examination of the Parent's 1994 to 1996 federal income tax returns. Although the amount of any ultimate liability with respect to such examinations cannot be determined, in the opinion of management, any such liability will not have a material impact on the Company's financial position.

(8) Net Capital and Proprietary Accounts of Introducing Brokers and Dealers Reserve Requirement

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, as defined. The Company has elected to use the alternative method, permitted by the rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $1,000,000 or 2% of aggregate debit balances arising from customer transactions, as defined. At December 31, 2002, the Company had net capital of $517,005,000, which was 20.17% of aggregate debit balances and $465,742,000 in excess of required net capital. The Company to periodically compute reserve computations for the proprietary accounts of introducing broker-dealers (PAIB), in accordance with SEC Rule 15c3-3. The Company did not have a PAIB deposit requirement as of December 31, 2002.

(9) Transactions with Parent and Affiliate

The Parent provides the Company with certain centralized administrative services, staff support, and systems support. The Parent allocated $10,822,594 in costs for these services provided to the Company.

Accounts payable and other liabilities includes non-interest bearing payables of $13,942,027 to the Parent as of December 31, 2002.

The Company also provides retail clearing services for its affiliates, WSI and Wachovia Securities Financial Network Inc. (FINET). Included in payable to brokers, dealers, and clearing organizations is $36,480,419 due to WSI and FINET as of December 31, 2002 in relation to clearing services provided.

The transactions with the Parent and affiliates described above and the effect thereof on the accompanying financial statements may not necessarily be indicative of the effect that might have resulted from dealing with nonaffiliated parties.

(10) Financial Instruments, Commitments and Contingent Liabilities

The Company has been named as a defendant in various legal actions arising from its normal business activities in which damages in various amounts are claimed. Although the amount of any ultimate liability with respect to such matters cannot be determined, in the opinion of management, based on the opinions of counsel, any such liability will not have a material impact on the Company's financial position.

Trading securities and securities sold, but not yet purchased are carried in the statement of financial condition at market value, if available, or estimated fair value. Because the Company sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date, the Company will incur a loss if the market value of the securities increases subsequent to December 31, 2002.

Due to the relatively short-term nature of receivables, payables and short-term borrowings, the carrying amounts are reasonable estimates of fair value.

In the normal course of business, the Company's clearance activities involve the execution, settlement and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet credit risk in the event the customer or other broker is unable to fulfill its contractual obligations. Credit risk for customer transactions is reduced by the Company's policy of obtaining and maintaining adequate collateral until the commitment is completed.

In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not yet purchased and the writing of option contracts. Such transactions may expose the Company to off-balance-sheet risk if margin requirements are not sufficient to fully cover losses that customers may incur. If the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligation.

The Company's customer financing and securities settlement activities require the Company to pledge customer securities as collateral in support of various secured financing arrangements. In addition, the Company pledges customer securities as collateral to satisfy margin deposits of various exchanges. Much of this collateral is held by independent third parties, and if the third party is unable to meet its contractual obligation to return customer securities pledged as collateral, the Company may be exposed to the risk of acquiring these securities at prevailing market prices in order to satisfy its customer's obligations.

(Continued)

Some contracts that the Company enters into in the normal course of business include indemnification provisions that obligate the Company to make payments to the counterparty or others in the event certain events occur. These contingencies generally relate to changes in the value of underlying assets, liabilities, or equity securities or upon the occurrence of events, such as an adverse litigation judgment or an adverse interpretation of the tax law. The indemnification clauses are often standard contractual terms and were entered into in the normal course of business based on an assessment that the risk of loss would be remote. Since there are no stated or notional amounts included in the indemnification clauses and the contingencies triggering the obligation to indemnify have not occurred and are not expected to occur, the Company is not able to estimate the maximum potential amount of future payments under these indemnification clauses. There are no amounts reflected on the statement of financial condition as of December 31, 2002, related to these indemnifications.

(11) Subsequent Event

On February 19, 2003, the Parent announced that the Parent and Prudential Financial, Inc. (Prudential) will combine their retail securities brokerage and clearing operations to form a new firm, which will be headquartered in Richmond, Virginia. The Parent and Prudential will own 62% and 38%, respectively, of the new firm, which will be a holding company for the retail brokerage and clearing businesses that will be contributed by the Parent and Prudential. Accordingly, in connection with this transaction it is contemplated that the Company will become a subsidiary of this new firm. This combination is expected to close in the third quarter of 2003.